Exhibit 99.1

Aptose Biosciences announces results of annual and special meeting of shareholders

SAN DIEGO, CA and TORONTO, June 10, 2015 /CNW/ - Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS) ("Aptose" or the "Company") today announced the voting results from the Company's annual and special meeting of shareholders held on June 10th in Toronto (the "Meeting"). A total of 64.07% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

The Company is pleased to announce that all of the nominees listed in the management proxy circular dated May 5, 2015 were elected as directors.  Each of the directors was elected with greater than 99% of the votes cast by shareholders present at the Meeting or represented by proxy.  The results of the vote are detailed below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Denis Burger	6,722,993	99.50	33,879	0.50
Dr. Erich Platzer	6,725,553	99.54	31,319	0.46
Dr. William G. Rice	6,708,631	99.29	48,241	0.71
Dr. Bradley Thompson	6,708,753	99.29	48,119	0.71
Dr. Mark D. Vincent	6,710,524	99.31	46,349	0.69
Warren Whitehead	6,724,031	99.51	32,841	0.49

Aptose shareholders also voted to re-appoint KPMG LLP as auditor of the Company.

In addition, all other resolutions placed before the Meeting were approved by the shareholders, including (i) a resolution for the approval of all unallocated options under the share option plan of the Company, (ii) a resolution for the ratification and confirmation of certain grants of options under the share option plan of the Company, (iii) a resolution for the approval of amendments to the share option plan of the Company to increase the maximum number of common shares of the Company reserved for issuance under all the security based compensation plans of the Company to 17.5%, (iv) a resolution for the adoption of the Company's stock incentive plan, (v) a resolution for the approval of an amendment to the Company's By-Laws to increase the quorum for a meeting of shareholders and to eliminate the casting vote previously granted to the chair of a meeting of the board of directors, (vi) a resolution for the approval of an advance notice by-law of the Company relating to the advance notice of director nominations, and (vii) a resolution for the approval of an amendment to the Articles of the Company to expand the places where meetings of the shareholders may be held to include certain cities in the United States and Europe.

Please refer to the Company's management proxy circular available on SEDAR at www.sedar.com for more details on the matters covered at the Meeting.  Final voting results on all matters voted on at the Meeting will also be filed on SEDAR.

About Aptose

Aptose is a clinical-stage biotechnology company committed to discovering and developing targeted therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research, coupled with validated biomarkers to identify the optimal patient population for our products. The Company's small molecule cancer therapeutics pipeline includes products designed to provide enhanced efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to Aptose's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied factors include, among others: changes in our stock price; our ability to meet listing requirements; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; stock market volatility; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Aptose Biosciences Inc.

%CIK: 0000882361

For further information: Aptose Biosciences, Greg Chow, CFO, 647-479-9828, gchow@aptose.com; BCC Partners, Karen L. Bergman or Susan Pietropaolo, 650-575-1509 or 845-638-6290, kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Aptose Biosciences Inc.

CNW 17:00e 10-JUN-15